

10035034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response....12.00

SEC FILE NUMBER
8-67166

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
138499
FIRM I.D. NO.

NAME OF BROKER-DEALER: Chrysalis Capital Group, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 California Street, Suite 809
(No. and Street)

San Francisco (City) CA (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl A Lane 415-771-5263
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Cheryl A. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chrysalis Capital Group, LLC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NC 1/25/10 see attached certificate



NAHUM ABDEL CASAZZA
Commission # 1715346
Notary Public - California
San Francisco County
My Comm. Expires Jan 7, 2011


Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

{x}(a) Facing Page.
{x}(b) Statement of Financial Condition.
{x}(c) Statement of Income (Loss).
{x}(d) Statement of Changes in Financial Condition.
{x}(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
{x}(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
{x}(g) Computation of Net Capital.
{x}(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
{x}(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
{x}(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
{ } (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
{x} (l) An Oath or Affirmation.
{ } (m) A copy of the SIPC Supplemental Report.
{x} (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## California Jurat

State of California

County of San Francisco

Suscribed and sworn to (or affirmed) before me on this 25th day of January, 2010, by Cheryl A. Lane,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


NAHUM ABDEL CASAZZA
Commission # 1715346
Notary Public - California
San Francisco County
My Comm. Expires Jan 7, 2011
NNA1

(Seal)

Signature [signature]

# Chrysalis Capital Group LLC

Financial Statements

and Supplemental Information

Year ended December 31, 2009

with

Reports of Independent Auditors

## Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

# Report of Independent Auditors

The Members
Chrysalis Capital Group LLC

We have audited the accompanying statement of financial condition of Chrysalis Capital Group LLC, as of December 31, 2009, and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Chrysalis Capital Group LLC. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chrysalis Capital Group LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 12, 2010



ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

**Chrysalis Capital Group LLC**
Statement of Financial Condition
December 31, 2009

Assets

| | |
|---|---|
| Current assets | |
| Cash and cash equivalents | $ 252,151 |
| Accounts receivable | 1,077 |
| Prepaid expenses and other current assets | 9,978 |
| Total current assets | 263,206 |
| Other assets | 5,000 |
| Total assets | $ 268,206 |

Liabilities and Members' Equity

| | |
|---|---|
| Current liabilities | |
| Accounts payable and accrued liabilities | $ 250 |
| Total current liabilities | 250 |
| Members' equity | 267,956 |
| Total liabilities and members' equity | $ 268,206 |

See accompanying notes

**Chrysalis Capital Group LLC**
Statement of Operations
Year ended December 31, 2009

| | |
|---|---|
| Revenues | |
| Commissions and fees | $ 12,448 |
| Other income | 343 |
| Total revenues | 12,791 |
| Expenses | |
| Commissions | 8,260 |
| Regulatory fees and expenses | 9,362 |
| Insurance | 12,730 |
| Advertising, office and other expenses | 29,546 |
| Total expenses | 59,898 |
| Net loss | $ (47,107) |

See accompanying notes.

**Chrysalis Capital Group LLC**
Statement of Members' Equity
Year ended December 31, 2009

| | | |
|---|---|---|
| Balances, December 31, 2008 | $ | 315,063 |
| Net loss | | (47,107) |
| Balances, December 31, 2009 | $ | 267,956 |

See accompanying notes.

**Chrysalis Capital Group LLC**
Statement of Cash Flows
Year ended December 31, 2009

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $ | (47,107) |
| Adjustments to reconcile net loss to net cash used by operating activities | | |
| Decrease in accounts receivable | | 4,385 |
| Decrease in prepaid expenses and other current assets | | 1,207 |
| Increase in accounts payable and accrued liabilities | | 184 |
| Net cash used by operating activities | | (41,331) |
| Net decrease in cash and cash equivalents | | (41,331) |
| Cash and cash equivalents, beginning of year | | 293,482 |
| Cash and cash equivalents, end of year | $ | 252,151 |

See accompanying notes

**Chrysalis Capital Group LLC**
Notes to Financial Statements
December 31, 2009

Note 1 - Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements include the accounts of Chrysalis Capital Group LLC (the "Company").

The Company was incorporated in Delaware in December 2003. In April 2006, the Company registered as a broker/dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority.

Nature of operations

The Company is a private investment banking firm specializing in the sale of privately owned companies and investment properties with an emphasis on tax saving and tax-deferred transactions.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting

The financial statements of the Company have been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

Revenue recognition

Commissions and fees earned by the Company are recorded on an accrual basis. Investment income is recorded as earned.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a business checking account, available on demand. At December 31, 2009, the bank balance was in excess of federally insured amounts.

Note 1 - Basis of presentation and summary of significant accounting policies (continued)

Fair value of financial instruments

Substantially all assets and liabilities are carried at historical cost or contract value which approximates fair value due to their relative short-term nature.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for uncollectible accounts receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2009, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes

The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Note 1 - Basis of presentation and summary of significant accounting policies (continued)

Income taxes (continued)

In July, 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income taxes* ("FIN 48"). FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, *Accounting for Income Taxes.* Under FIN 48, an entity would recognize the benefit from a tax position only if it is more likely than not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarifies how an entity would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. FIN 48 also addresses when an entity should record interest and penalties related to tax positions and how the interest and penalties may be classified within the statement of operations and presented on the balance sheet. FIN 48 is effective for fiscal years beginning after December 15, 2008. Differences between the amounts recognized in the statement of operations prior to and after the adoption of FIN 48 would be accounted for as a cumulative effect adjustment to the beginning balance of net assets. The amount that taxing authorities ultimately sustain for individual or aggregate uncertain tax positions could differ from the amount recognized herein. Management of the Company evaluates all positions taken on income tax returns and does not believe that any current positions are subject to adjustments herein under FIN 48.

Recent accounting pronouncements

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (SFAS 165). SFAS 165 establishes general standards of accounting and disclosures of events that occur after the statement of financial position date but before financial statements are issued or are available to be issued. SFAS 165 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. SFAS 165 was effective for fiscal periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on the Company's disclosures.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards*

**Chrysalis Capital Group LLC**
Notes to Financial Statements
December 31, 2009

Note 1 - Basis of presentation and summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

*Codification and the Hierarchy of Generally Accepted Accounting Principles* (SFAS 168), a replacement of FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* SFAS 168 establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. The codification is not intended to change GAAP and will have no impact on the Agency's financial statements. However, since the Codification completely supersedes existing accounting standards, it will affect the way authoritative accounting pronouncements are referenced in future financial statements.

Note 2 - Transactions with members

The Company receives certain office and administrative services provided by its managing member. For the year ended December 31, 2009, the Company reimbursed its managing member for all significant reimbursable costs.

The Company's managing member may also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the managing member. If the transactions do not close, the expenses remain those of the member. Accordingly, such costs are recorded as paid. As of December 31, 2009, the Company had reimbursed all significant member incurred costs.

Commission expense in the accompanying statement of operations consists of amounts paid to the Company's managing member.

Note 3 - Revenues

Of the revenues recorded for the year ended December 31, 2009, substantially all were received as commissions on a series of transactions with one company.

## Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2009, the Company had net capital, as defined under the Rule, of $251,901, which exceeded the minimum requirement of $5,000 by $246,901. The Company had no significant aggregate indebtedness, as defined under the Rule.

## Note 5 - Subsequent events

In accordance with SFAS No. 165, Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through January 12, 2010, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

**Chrysalis Capital Group LLC**
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2009

| | | |
|---|---|---|
| Balance, December 31, 2008 | $ | - |
| Increases (decreases) | | - |
| Balance, December 31, 2009 | $ | - |

**Chrysalis Capital Group LLC**
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

| | |
|---|---|
| Net Capital | |
| Total members' equity | $ 267,956 |
| Adjustments to net capital pursuant to Rule 15c3-1: | |
| Non-allowable assets | |
| Accounts receivable | (1,077) |
| Prepaid expenses and other current assets | (9,978) |
| Other assets | (5,000) |
| | (16,055) |
| Net capital | $ 251,901 |
| Total Aggregate Indebtedness | |
| Total aggregate indebtedness | $ 250 |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (6.67% of total aggregate indebtedness) | $ - |
| Minimum dollar net capital requirement of reporting broker-dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 246,901 |
| Percentage of aggregate indebtedness to net capital | -% |

**Chrysalis Capital Group LLC**
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2009

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of December 31, 2009)

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2009

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

**Chrysalis Capital Group LLC**
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

---

**Chrysalis Capital Group LLC**
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Members
Chrysalis Capital Group LLC

In planning and performing our audit of the financial statements of Chrysalis Capital Group LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.



ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2009, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 12, 2010

Chrysalis Capital Group LLC
Financial Statements
and Supplemental Information
Year ended December 31, 2009
with
Reports of Independent Auditors

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT
Certified Public Accountants